UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: December 22, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Cellectis S.A.

This information included in this report on Form 6-K, including the Press Release filed as Exhibit 99.1 (other than the quote from Jean Pierre Garnier, Chairman of the Board of Directors at Cellectis S.A.) and the Voting Results for the Combined Ordinary and Extraordinary General Meeting filed as Exhibit 99.2, shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760 and 333-273777), to the extent not superseded by documents or reports subsequently filed.

Press Releases and Announcements

Cellectis S.A. (the “Company”) held its Combined Ordinary and Extraordinary General Meeting (the “General Meeting”) on December 22, 2023, at which resolutions 1 through 5 and resolutions 7 and 8 were adopted and resolution 6 was rejected, each consistent with the recommendations of the Company’s board of directors. The voting results from the General Meeting are filed as Exhibit 99.1 hereto.

Board of Directors Update

At the General Meeting, the Company’s shareholders approved, subject to the satisfaction of certain closing conditions set out in the previously disclosed Subsequent Investment Agreement between the Company and AstraZeneca Holdings B.V. (“AZ Holdings”), the appointment of Mr. Marc Dunoyer and Dr. Tyrell Rivers as directors to the Company’s board of directors. Mr. Dunoyer and Dr. Rivers were nominated by AZ Holdings in accordance with the Subsequent Investment Agreement. The Company will provide a further update upon the formal appointment of Mr. Dunoyer and Dr. Rivers as directors following satisfaction of the requisite conditions under the Subsequent Investment Agreement.

The press release relating to the foregoing matters is filed as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit	Title

99.1	Voting Results for the Combined Ordinary and Extraordinary General Meeting

99.2	Press Release, dated December 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)
Date: December 22, 2023

	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer